PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas PHOENIX SAN DIEGO SILICON VALLEY

May 31, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Charlie Guidry Mara Ransom Bill Thompson

Re:	My Racehorse CA LLC Post-Qualification Offering Circular Amendment No. 1 Filed April 18, 2019 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 13, 2019, relating to the Company’s Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on April 18, 2019 (“Post-Qualification Amendment No. 1”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Post-Qualification Amendment No. 2 and a copy marked to show all changes from Post-Qualification Amendment No. 1 filed on April 18, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 1 filed on April 18, 2019), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 2.

Securities and Exchange Commission

May 31, 2019

Form 1-A Post-Qualification Offering Circular Amendment No. 1

Description of De Mystique ‘17, page 22

1.	You disclose that De Mystique will commence racing as early as September, 2019, however, elsewhere you disclose that racing will commence as early as July, 2019. Please revise for consistency.

In response to the Staff’s comment, the Company has revised its disclosures to state that it intends for De Mystique to commence racing as early as September 2019.

Management’s Discussion and Analysis, page 26

2.	Please update this section to reflect your updated financials.

In response to the Staff’s comment, the Company has revised its disclosures on page 26 to reflect inclusion of financials for its most recently completed fiscal year.

Description of Business

Racehorse Ownership Interests, page 33

3.	Please describe the "major decision rights" Manager has for De Mystique ‘17.

In response to the Staff’s comment, the Company has revised its disclosures on page 33 to further describe the “major decision rights” Manager has for De Mystique ‘17. The Company supplementally advises the Staff that, as set forth in the Equine Co-Ownership and Acquisition Agreement for De Mystique ‘17, the Company will have certain major decision rights as it relates to De Mystique ’17, including limitations on the scope of authorized actions of the Manager (Section 4), veterinary inspections, title inspection rights, appraisal rights and extensive information rights on expenses and operations of the horse (Section 5), anti-dilution rights (Section 16), right of first refusal (ROFR) rights (Section 15), full ownership privileges (Section 12), no claiming races without consent (Schedule 1), removal of racing manager through co-ownership vote (Schedule 1), insurance discretion (Section 20), expense payment obligations (Section 21), consultation on certain sale rights (Section 17) and more. As a minority owner and non-syndicate manager of De Mystique ’17, the Company has less operational control over De Mystique’17 than Palace Foal but is still heavily involved with the ownership and development of the horse.

Compensation, page 42

4.	Please update this section to provide information as of the most recently completed fiscal year.

In response to the Staff’s comment, the Company has revised its disclosures on page 42 to provide information as of its most recently completed fiscal year.

Securities and Exchange Commission

May 31, 2019

Financial Statements

5.	Please update your financial statements, providing the audited financial statements required by Part F/S. See Part F/S (b)(3)(A).

In response to the Staff’s comment, the Company has revised its disclosures to provide audited financial statements for its most recently completed fiscal year as required by Part F/S.

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Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 2 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely, PROCOPIO, CORY, HARGREAVES & SAVITCH LLP /s/Christopher L. Tinen Christopher L. Tinen

cc:	Michael Behrens, My Racehorse CA LLC David Kandasamy, My Racehorse CA LLC